UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Auto Logistics Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

16936J 202
(CUSIP Number)

Barna Capital Group Ltd. Panagioti Symeou 2 Block C, Suite 4 Limassol, Cyprus, 3105 Attention: Egor Romaniuk Tel: (357) 96-777-014
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	16936J 202	Page 2 of 6 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Barna Capital Group Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
945418
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
945418
	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
945418
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.5%
14		TYPE OF REPORTING PERSON
OO

Page 3 of 6 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to 945,418 shares of common stock, $.001 par value per share (the “Common Stock”), of China Auto Logistics, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at Floor 1 FTZ International Auto Mall, 86 Tianbao Avenue, Free Trade Zone, Tianjin Province, the People’s Republic of China.

Item 2.	Identity and Background.

(a)           This Schedule 13D is filed by Barna Capital Group Ltd. who is referred to herein as the “Reporting Person.”

(b)           The Reporting Person’s business address is Panagioti Symeou 2, Block C, Suite 4, Limassol, Cyprus, 3105

(c)           Mr. Romaniuk is the Chairman of the Board and a director of Barna Capital Group Ltd.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Egor Romaniuk is a citizen of Russian Federation

Page 4 of 6 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

All shares reported above are owned by Barna Capital Group Ltd. and Egor Romaniuk indirectly, through various brokerage accounts of investment advisory clients managed by Barna Capital Group Ltd. Portion of the shares reported was acquired by own funds on brokerage accounts of Barna Capital Group.

Item 4.	Purpose of Transaction.

Barna Capital Group considers an activist position, and possibly a seat on the board of directors of China Auto Logistics Inc. Our main goal is to raise profitability through various changes in the operations of the company. Our ultimate goal is to have management either take the company private or sell the company altogether. We want management to consider paying out a dividend or buy back a certain amount of shares, given reported net asset value being much higher than Market Capitalisation of the company.

Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

(a)           The Reporting Person may be deemed to be the beneficial owner of 945,418 shares of Common Stock.  Such 945,418 shares represent approximately 19.5% of the outstanding shares of Common Stock.

(b)           The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 945,418 shares.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8 2018

	By:	/s/ Egor Romaniuk
Name: Egor Romaiuk
Title: Director